BEST AVAILABLE COPY

BAE SYSTEMS

PROCESSED
APR 07 2004
THOMSON FINANCIAL

04 APR -5 7:21

→ SEC.

04024093

82-86

SUPPL

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

# SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Chris Geoghegan



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Executive Share Option Plan and the Performance Share Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

108,579

16. Total percentage holding of issued class following this notification

N/A

**If a director has been granted options by the company please complete the following boxes.**

17. Date of grant

30 March 2004

18. Period during which or date on which exercisable

Executive Share Option Scheme - 30.03.07 - 30.03.14

Performance Share Plan - 30.03.07 - 30.03.11

(exercise of options under both schemes are subject to performance conditions)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Executive Share Option Plan - Options over 315,447 ordinary shares of 2.5 pence each

Performance Share Plan - Options over 210,298 ordinary shares of 2.5 pence each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Executive Share Option Scheme - 201 pence

Performance Share Plan - nil

22. Total number of shares or debentures over which options held following this notification

See 23 below

23. Any additional information

The director has interests in contingent awards over 41,432 shares under the Restricted Share Plan, options over 444,443 shares under the Performance Share Plan and options over 1,110,771 shares under the Executive and SAYE Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

30 March 2004

**SCHEDULE 11**

**NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS**

1. Name of company

BAE SYSTEMS plc

2. Name of director

Michael Lester

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Executive Share Option Plan and the Performance Share Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Executive Share Option Plan - Options over 386,268 ordinary shares of 2.5 pence each

Performance Share Plan - Options over 257,512 ordinary shares of 2.5 pence each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Executive Share Option Scheme - 201 pence

Performance Share Plan - nil

22. Total number of shares or debentures over which options held following this notification

See 23 below

23. Any additional information

The director has interests in contingent awards over 84,346 shares under the Restricted Share Plan, options over 549,146 shares under the Performance Share Plan and options over 1,626,193 shares under the Executive and SAYE Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

30 March 2004

**SCHEDULE 11**

**NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS**

1. Name of company

BAE SYSTEMS plc

2. Name of director

Steve Mogford

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Executive Share Option Plan and the Performance Share Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

106,380

16. Total percentage holding of issued class following this notification

N/A

**If a director has been granted options by the company please complete the following boxes.**

17. Date of grant

30 March 2004

18. Period during which or date on which exercisable

Executive Share Option Scheme - 30.03.07 - 30.03.14

Performance Share Plan - 30.03.07 - 30.03.11

(exercise of options under both schemes are subject to performance conditions)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Executive Share Option Plan - Options over 315,447 ordinary shares of 2.5 pence each

Performance Share Plan - Options over 210,298 ordinary shares of 2.5 pence each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Executive Share Option Scheme - 201 pence

Performance Share Plan - nil

22. Total number of shares or debentures over which options held following this notification

See 23 below

23. Any additional information

The director has interests in contingent awards over 25,533 shares under the Restricted Share Plan, options over 444,443 shares under the Performance Share Plan and options over 1,322,206 shares under the Executive and SAYE Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

30 March 2004

## SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

George Rose

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Executive Share Option Plan and the Performance Share Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/Al

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

277,872

16. Total percentage holding of issued class following this notification

N/A

**If a director has been granted options by the company please complete the following boxes.**

17. Date of grant

30 March 2004

18. Period during which or date on which exercisable

Executive Share Option Scheme - 30.03.07 - 30.03.14

Performance Share Plan - 30.03.07 - 30.03.11

(exercise of options under both schemes are subject to performance conditions)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Executive Share Option Plan - Options over 345,149 ordinary shares of 2.5 pence each

Performance Share Plan - Options over 230,099 ordinary shares of 2.5 pence each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Executive Share Option Scheme - 201 pence

Performance Share Plan - nil

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

The director has interests in contingent awards over 14,996 shares under the Restricted Share Plan, options over 490,593 shares under the Performance Share Plan and options over 1,502,812 shares under the Executive and SAYE Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

30 March 2004

## SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Mark Ronald

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2

above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Executive Share Option Plan and the Performance Share Plan.

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

187,068

16. Total percentage holding of issued class following this notification

N/A

**If a director has been granted options by the company please complete the following boxes.**

17. Date of grant

30 March 2004

18. Period during which or date on which exercisable

Executive Share Option Scheme - 30.03.07 - 30.03.14

Performance Share Plan - 30.03.07 - 30.03.11

(exercise of options under both schemes are subject to performance conditions)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Executive Share Option Plan - Options over 325,632 ordinary shares of 2.5 pence each

Performance Share Plan - Options over 217,088 ordinary shares of 2.5 pence each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Executive Share Option Scheme - 201 pence

Performance Share Plan - nil

22. Total number of shares or debentures over which options held following this notification

See 23 below

23. Any additional information

The director has interests in contingent awards over 84,501 shares under the

Restricted Share Plan, options over 473,476 shares under the Performance Share Plan and options over 1,339,179 shares under the Executive Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

30 March 2004

## SCHEDULE 11

## NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Mike Turner

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Executive Share Option Scheme and the Performance Share Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

373,316

16. Total percentage holding of issued class following this notification

N/A

**If a director has been granted options by the company please complete the following boxes.**

17. Date of grant

30 March 2004

18. Period during which or date on which exercisable

Executive Share Option Scheme - 30.03.07 - 30.03.14

Performance Share Plan - 30.03.07 - 30.03.11

(exercise of options under both schemes are subject to performance conditions)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Executive Share Option Plan - Options over 544,776 ordinary shares of 2.5 pence each

Performance Share Plan - Options over 363,184 ordinary shares of 2.5 pence each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Executive Share Option Scheme - 201 pence

Performance Share Plan - nil

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

The director has interests in contingent awards over 132,686 shares under the Restricted Share Plan, options over 755,626 shares under the Performance Share Plan and options over 1,809,322 shares under the Executive and SAYE Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

30 March 2004